UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13E-3

(Amendment No. 3)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

Phoenix Footwear Group, Inc.

(Name of the Issuer)

Phoenix Footwear Group, Inc.

James R. Riedman

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

71903M 209

(CUSIP Number of Class of Securities)

James R. Riedman

Phoenix Footwear Group, Inc.

5937 Darwin Court, Suite 109

Carlsbad, CA 92008

(760) 602-9688

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Gordon E. Forth, Esq.

Woods Oviatt Gilman, LLP

700 Crossroads Building

Rochester, NY 14614

(585) 987-2800

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☑

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$9,621.75	$1.93

*	For purposes of calculating the fee only. This amount assumes the acquisition of approximately 12,829 shares of common stock of the subject company estimated to be acquired from stockholders to which this Rule 13e-3 Transaction Statement relates for $0.75 per share.

**	The filing fee equals $9,621.75 x 0.0002 as determined by Rule 0-11(b)(1).

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $1.24

Form or Registration No.: Schedule 13E-3

Filing Party: Phoenix Footwear Group, Inc. and James R. Riedman

Date Filed: October 26, 2010

EXPLANATORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2010, and amended by Amendment No. 1 filed on December 8, 2010, and Amendment No. 2 on December 21, 2010 (as amended, the “Schedule 13E-3”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Phoenix Footwear Group, Inc., a Delaware corporation (the “Company”), and (ii) James R. Riedman, the President and Chief Executive Officer of the Company and Chairman of the Company’s Board of Directors. This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below. Except as set forth in this Amendment No. 3, all information in this Schedule 13E-3 remains unchanged.

Certificates of Amendment (the “Amendments”) to the Company’s Certificate of Incorporation providing for a 1-for-200 Reverse Stock Split (the “Reverse Stock Split”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), followed immediately by 200-for-1 Forward Stock Split (the “Forward Stock Split” and, together with the Reverse Stock Split, the “Stock Split”) of the Common Stock were filed with the Secretary of State of the State of Delaware and became effective on January 31, 2011. The Amendments were approved by the Company’s Board of Directors on October 5, 2010, and by stockholders holding the requisite number of shares of the Company’s capital stock at the Special Meeting of Stockholders of the Company on January 28, 2011. Upon the effectiveness of the Reverse Stock Split at 11:58 p.m. on January 31, 2011, stockholders of record (as identified in the Company’s records of security holders) holding fewer than 200 shares of Common Stock immediately prior to the Reverse Stock Split became entitled to a cash payment equal to $0.75 per share of Common Stock held by them, on a pre-split basis, without interest. Stockholders of record (as identified in the Company’s records of security holders) holding 200 or more shares of Common Stock immediately prior to the Reverse Stock Split and beneficial owners holding in “street name” through a nominee (such as a bank, broker or other third party), regardless of the number of shares so held, participated in the Forward Stock Split and therefore continued to hold the same number of shares immediately after the Forward Stock Split as they did immediately before the Reverse Stock Split.

Based on the information available to the Company as of the date hereof, the Stock Split reduced the number of record holders of the Common Stock (as defined by Rule 12g5-1 of the Exchange Act) to fewer than 300. Accordingly, the Company will file a Form 15 with the SEC to terminate registration of the Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under the Exchange Act. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended.

Item 2.	SUBJECT COMPANY INFORMATION

Item 2(a) is hereby deleted in its entirety and replaced with the following:

(a)	Name and Address.

The Company is a Delaware corporation and its contact information is as follows:

Phoenix Footwear Group, Inc.

5937 Darwin Court, Suite 109

Carlsbad, CA 92008

(760) 602-9688

Item 16.	EXHIBITS.

Item 16 is hereby amended and supplemented by adding the following exhibits hereto:

(a)(ii)	Definitive Additional Materials filed January 21, 2011 (incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Phoenix Footwear Group, Inc.

Dated: February 4, 2011	By:	/s/ James R. Riedman
James R. Riedman
Chairman of the Board

/s/ James R. Riedman
James R. Riedman

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